Form 51-102F3

MATERIAL CHANGE REPORT

Item 1 **Name and Address of Company**

Buffalo Gold Ltd. ("Buffalo" or the "Company")
24th Floor, 1111 West Georgia Street
Vancouver, BC V6E 4M3

Item 2 **Date of Material Change**

April 21, 2008

Item 3 **News Release**

A press release was issued on April 21, 2008, at Vancouver, B.C.

Item 4 **Summary of Material Change**

Buffalo has signed a second off-take agreement with MRI Trading AG ("MRI") of Zug, Switzerland to purchase gold and copper concentrate produced at the Furtei Mine in Sardinia.

Item 5 **Full Description of Material Change**

Buffalo has signed a second off-take agreement with MRI Trading AG ("MRI") of Zug, Switzerland to purchase gold and copper concentrate produced at the Furtei Mine in Sardinia. The contract covers up to 14,500 tonnes to be produced in 2009. This includes all of the expected production of gold-copper concentrate for 2009 based on estimates from the mine plan which is currently undergoing final development.   Buffalo will also be producing gold-pyrite concentrate for sale to MRI and will continue to pour gold and silver doré bars on site from processing of ore and tailings through the CIL (carbon in leach) circuit.

Mr. McEwen stated. "*We are very pleased to extend our relationship with the MRI Group. We expect that, with this agreement and the upcoming completion of the mine plan and in-house feasibility study, we will generate revenues of over €20,000,000 ($32,000,000) in 2009 just from the sale of gold-copper ore.*"

Buffalo's previously announced sale of concentrate to MRI began in early April (*see Buffalo News Release dated February 13th, 2008*) and will continue through the end of the year as the Company processes ore from the Su Masoni open pit and begins development of underground workings.

The NI 43-101 report being prepared by Wardrop engineering is now expected to be completed in May.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

Item 7 **Omitted Information**

Not applicable.

Item 8   Executive Officer

Brian McEwen, President & CEO at (604) 685-5492

Item 9   Date of Report

April 21, 2008